Filed Pursuant to Rule 424(b)(3)
Registration No. 333-281761
PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated September 5, 2024)

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

This prospectus supplement supplements the prospectus dated September 5, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-281761). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Our shares of Common Stock and Public Warrants are currently listed on the Nasdaq Global Market (“Nasdaq”) under the symbols “DJT” and “DJTWW,” respectively. On October 3, 2024, the closing price of our Common Stock was $16.17 per share and the closing price of our Public Warrants was $11.38 per Public Warrant.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and are subject to reduced public company reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 18 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus and this prospectus supplement or determined if the Prospectus and this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 4, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 28, 2024

Trump Media & Technology Group Corp.
(Exact name of registrant as specified in its charter)

Delaware	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

401 N. Cattlemen Rd., Ste. 200
Sarasota, Florida 34232
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (941) 735-7346

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.0001 per share	DJT	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share common stock at an exercise price of $11.50	DJTWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of directors or certain officers; election of directors; appointment of certain officers; compensatory arrangements of certain officers

Effective September 28, 2024, Andrew Northwall resigned as Chief Operating Officer of Trump Media & Technology Group Corp. (the “Company” or “TMTG”). The Company plans to transition his duties internally.

Item 8.01	Other Events.

Litigation with ARC in Delaware

On February 29, 2024, ARC filed a lawsuit in the Court of Chancery of the State of Delaware (C.A. No. 2024-0186-LWW) against Digital World Acquisition Corp. (“Digital World” or “TMTG”) and its directors, alleging an impending violation of the Digital World Charter.  ARC Global Investments II, LLC (“ARC”) alleged that Digital World failed to commit to issue conversion shares to ARC that ARC claims it is owed upon the consummation of the Business Combination pursuant to the Charter. ARC claimed a conversion ratio of 1.81:1 and sought specific performance and damages for the alleged breach of the Digital World Charter, a declaratory judgment that the certain derivative securities of Digital World should be included in the calculation of the conversion ratio, a finding that the directors of Digital World breached their fiduciary duties, and a preliminary injunction to enjoin the Business Combination until Digital World “corrected” the conversion ratio.

TMTG vigorously defended Digital World’s calculation of the conversion ratio and related rights. In addition to its complaint, ARC also filed a motion with the Chancery Court requesting that the case schedule be expedited to enable the Chancery Court to conduct an injunction hearing prior to the March 22, 2024, shareholder vote.  On March 5, 2024, the Chancery Court denied ARC’s motion, stating that it would not conduct a merits or injunction hearing before March 22, 2024. Consequently, the Chancery Court also denied ARC’s request to postpone the Business Combination vote until after a merits hearing.

The Chancery Court ruled that Digital World’s proposal to deposit disputed shares into an escrow account at the close of the Business Combination was adequate to prevent potential irreparable harm related to ARC’s share conversion. The Chancery Court also found that Digital World’s public disclosures about ARC’s claims and possible conversion scenarios at the close of the Business Combination further mitigated the risk of irreparable harm due to insufficient disclosure for the March 22, 2024, vote.

As a result, on March 21, 2024, Digital World entered into two escrow agreements with Odyssey, as follows: (i) an escrow agreement for the benefit of ARC (the “ARC Escrow Agreement”), pursuant to which DWAC deposited into escrow 3,579,480 shares of TMTG shares of common stock (“Common Stock”), and (ii) an escrow agreement for the benefit of the Non-ARC Class B Shareholders (the “Non-ARC Class B Shareholders Escrow Agreement,” and together with the ARC Escrow Agreement, the “Disputed Shares Escrow Agreements”), pursuant to which TMTG deposited into escrow 1,087,553 shares of TMTG Common Stock, which amounts represent the difference between the actual conversion ratio, determined by Digital World’s board of directors upon closing of the Business Combination (which was determined to be 1.348:1), and a conversion ratio of 2.00.

On September 16, 2024, the Chancery Court issued its order in this matter setting the conversion ratio at 1.4911:1.  The Chancery Court ruled against ARC on a substantial majority of its claims, reducing ARC’s proposed calculation of the conversion ratio of 1.81:1 by approximately 70% and holding that the former board members of Digital World did not breach any fiduciary duties in setting the conversion ratio calculation or in their public disclosures of the same.

As a result of the Chancery Court’s order, a portion of the disputed conversion Common Stock held in escrow were released to ARC.  The release of Common Stock is subject to the terms and conditions of the ARC Escrow Agreement with the Escrow Agent and TMTG.   Accordingly, 785,825 shares of TMTG Common Stock, which represents the Court’s calculation for the difference between a ratio of 1.348:1 and 1.4911:1, will be released from escrow (the “Court Ratio”).  Both parties still retain the option to file an appeal within 30 days after the Chancery Court’s final order.

In connection with the Chancery Court’s final order, 238,692 Common Shares deposited in the Non-ARC Class B Shareholders Escrow Agreement, representing the Court’s Ratio, were released to the applicable holders, subject to the terms and conditions of the Non-ARC Class B Shareholders Escrow Agreement and the Securities Act of 1933, as amended.

Lawsuit Against ARC, Patrick Orlando, UAV, Andrew Litinsky, and Wesley Moss in Florida

On February 26, 2024, representatives of ARC Global Investments II, LLC (“ARC”) claimed to Digital World that after a “more comprehensive” review, the conversion ratio for Digital World Class B common stock into Digital World Class A common stock upon the completion of the Business Combination was approximately 1.8:1. ARC’s new claim also contradicted the previous assertion by Patrick Orlando, the managing member of ARC, that the conversion ratio was 1.68:1. Digital World’s board of directors viewed these claims as an attempt by Mr. Orlando to secure personal benefits, breaching his fiduciary duty to Digital World and its shareholders.

Digital World and Private TMTG initiated a lawsuit against ARC in the Civil Division for the Twelfth Judicial Circuit Court in Sarasota County, Florida, on February 27, 2024 (Docket No. 2024-CA-001061-NC). The complaint sought a declaratory judgment affirming the appropriate conversion ratio as 1.34:1, as previously disclosed, damages for tortious interference with the contractual and business relationship between Private TMTG and Digital World, and damages for conspiracy with unnamed co-conspirators to interfere with the same. The complaint also sought damages for Mr. Orlando’s breach of fiduciary duty, which exposed Digital World to regulatory liability and resulted in an $18 million penalty, and for his continuous obstruction of Digital World’s merger with Private TMTG to extort various concessions that benefited only him and harmed Digital World and its shareholders. Furthermore, the complaint sought damages for the wrongful assertion of dominion over Digital World’s assets inconsistent with Digital World’s possessory rights over those assets. On March 8, 2024, Digital World voluntarily dismissed its declaratory judgment claim against ARC.

On March 17, 2024, Digital World and Private TMTG filed an amended complaint, adding a claim for violation of Florida’s Deceptive and Unfair Trade Practices Act. Digital World further alleged breach of fiduciary duty of loyalty, breach of fiduciary duty of care, and conversion claims against Mr. Orlando. With respect to ARC, Digital World alleged aiding and abetting a breach of fiduciary duty.

On April 3, 2024, Defendants ARC and Mr. Orlando filed a joint motion to dismiss the amended complaint or, in the alternative, to stay the proceeding pending the Delaware Action. Defendants ARC and Mr. Orlando also filed that same day a motion to stay discovery in the action. On May 29, 2024, Digital World moved to compel discovery from ARC and Mr. Orlando. On July 15, 2024, following a July 10 hearing, the Court entered an order denying the motion to stay discovery and motion to compel. Defendants ARC and Orlando have appealed that order. On July 29, 2024, the Court entered an order denying the motion to dismiss or, in the alternative, to stay the proceeding. On August 2, 2024, Defendants ARC and Mr. Orlando filed a motion to stay pending appeal..

On July 31, 2024, Digital World and Private TMTG filed a motion for leave to file a second amended complaint, which proposes to add allegations against ARC and Orlando related to pre-targeting and other misconduct as set forth in the SEC Complaint against Orlando, and naming UAV, Andrew Litinsky and Wesley Moss as additional defendants.

On August 15, 2024, Digital World and Private TMTG filed a motion for temporary injunction seeking to enjoin the threatened sale of Digital World stock by Defendant ARC and one of the new defendants proposed to be added through the motion for leave to file a second amended complaint. On August 28, 2024, Digital World and Private TMTG filed a renewed motion to compel, seeking prior productions to the SEC and DOJ and other documents from Defendants ARC and Mr. Orlando.

On August 30, 2024, the Court held a hearing to address several motions.  During the hearing, the Court granted Digital World and Private TMTG’s motion for leave to amend and denied their motion for temporary injunction.  The Court also denied the motion to stay pending appeal filed by Defendants ARC and Mr. Orlando.

On September 4, 2024, Digital World and Private TMTG filed an expedited motion to compel, seeking production of ARC’s capitalization table, supporting documents, and an order requiring ARC to cooperate with Digital World and Private TMTG in advance of the expiration of the lock-up restriction.  On September 5, 2024, Defendants ARC and Mr. Orlando filed a motion to stay pending appeal in the Second District Court of Appeal (C.A. No. 2D2024-1780).

On September 12, 2024, the Court granted in part and denied in part the expedited motion to compel, ordering production of the capitalization table and supporting documents by September 13, 2024, at 12 p.m. On that same day, Defendants ARC and Mr. Orlando filed a notice of removal in the Middle District of Florida (C.A. No. 8:24-cv-02161).

On September 13, 2024, Digital World and Private TMTG filed an emergency motion to remand to state court in the Middle District of Florida, which the Middle District granted on September 17, 2024.  On September 18, 2024, Digital World and Private TMTG filed an emergency motion for temporary injunction and contempt against ARC and Mr. Orlando in the state court action.  On that same day, the Court held a hearing during which it granted Digital World and Private TMTG’s motion for contempt, imposed a coercive sanction against ARC and Mr. Orlando of $5,000 per day until they complied with the court’s September 12 discovery order, and denied their motion for temporary injunction.  On October 1, 2024, Digital World and Private TMTG filed a motion for an order to show cause why ARC and Mr. Orlando should not be held in further contempt and subject to increased sanctions for their failure to comply with the Court’s September 18 contempt order.

At a June 17, 2024, status hearing, the court agreed to schedule a trial for August 2025.

TMTG is also supplementing with foregoing disclosure the summary of litigation previously disclosed in the Our Business section of its registration statements on (i) Form S-1 (Registration No. 333-278678), initially filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2024, as amended, (ii) Form S-1 (Registration No. 333-280691), initially filed with the SEC on July 3, 2024, and (iii) Form S-1 (Registration No. 333-281761), initially filed with the SEC on August 23, 2024 (the “Registration Statements”), to update and replace in their entirety the “Litigation – Litigation with ARC in Delaware” and “Litigation – Lawsuit Against ARC and Patrick Orlando in Florida”.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to the statement regarding the future plans and potential success of the streaming services under the custom-built content delivery network and related matters. Although the Company believes that its plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions, or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that the Company describes in its forward-looking statements. There may be events in the future that the Company is not accurately able to predict, or over which the Company has no control.

You should not place undue reliance on forward-looking statements. Although the Company may elect to update forward-looking statements in the future, the Company disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Forward-looking statements are not guarantees of performance. Readers should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements herein. Important factors that may affect these projections or expectations include, but are not limited to: statements about the ability of the Company to realize the benefits from the business combination; the ability of the Company to maintain the listing of the Company’s common stock on Nasdaq; ability to realize the benefit of the streaming services, its cost effectiveness, performance, stability, and future financial performance following the business combination; the impact of the outcome of any known or unknown litigation or other legal proceedings; the ability of the Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; expectations regarding future expenditures of the Company; the future revenue and effect on gross margins of the Company; the attraction and retention of qualified directors, officers, employees, and key personnel of the Company; the ability of the Company to compete effectively in a competitive industry; the impact of the ongoing legal proceedings in which President Donald J. Trump is involved on the Company’s corporate reputation and brand; expectations concerning the relationships and actions of the Company and its affiliates with third parties; the short- and long-term effects of the consummation of the business combination on the Company’s business relationships, operating results, and business generally; the impact of future regulatory, judicial, and legislative changes in the Company’s industry; the ability to locate and acquire complementary products or product candidates and integrate those into the Company’s business; Truth Social, the Company’s initial product, and its ability to generate users and advertisers; future arrangements with, or investments in, other entities or associations; competition and competitive pressures from other companies in the industries in which the Company operates; changes in domestic and global general economic and macro-economic conditions and the volatility of the price of common stock that may result from sales of shares by Yorkville or other shares we previously registered for resale. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our registration statement on Form S-1 and other documents filed with the SEC, which describe additional factors that could adversely affect our business, financial condition, or results of operations. The Company’s SEC filings are available publicly on the SEC website at www.sec.gov. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

+
Certain identified information has been omitted pursuant to Item 601(b)(10) of Regulation S-K because such information is both (i) not material and (ii) information that the Company treats as private or confidential. The Company hereby undertakes to furnish supplemental copies of the unredacted exhibit upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Trump Media & Technology Group Corp.

Dated: October 3, 2024	By:	/s/ Scott Glabe
	Name:	Scott Glabe
	Title:	General Counsel and Secretary